UNITED STATES        ----------------------------
                   SECURITIES AND EXCHANGE COMMISSION       OMB APPROVAL
                         Washington, D.C.  20549    ----------------------------
                                                    OMB Number:  3235-0145
                                                    Expires:  November 30, 1999
                                                    Estimated Average Burden
                                                    Hours Per Response. . .14.90
                                                    ----------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act OF 1934
                              (Amendment No. ____*)

                                   PSINet Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74437C101
               --------------------------------------------------
                                 (CUSIP Number)

            ----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)
|_|      Rule 13d-1(c)
|X|      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  74437C101                    13G              PAGE  2   OF  5   PAGES
         ---------------                                      ----    ----

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       -------------------------------------------------------------------------
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       William L. Schrader

--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY


--------------------------------------------------------------------------------

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

--------------------------------------------------------------------------------

                        5   SOLE VOTING POWER
                                     5,516,743*  (See Item 4)
      NUMBER OF         --------------------------------------------------------
       SHARES
    BENEFICIALLY        6   SHARED VOTING POWER
      OWNED BY                       151,000*
        EACH            --------------------------------------------------------
      REPORTING         7   SOLE DISPOSITIVE POWER
       PERSON                        5,516,743*  (See Item 4)
        WITH            --------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER
                                     151,000*

--------------------------------------------------------------------------------

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,667,743*  (See Item 4)

--------------------------------------------------------------------------------

  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES      |X|
          (See Instructions)
          (See Item 4)
--------------------------------------------------------------------------------

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          7.7% (See Item 4)

--------------------------------------------------------------------------------

  12   TYPE OF REPORTING PERSON (See Instructions)
       IN

--------------------------------------------------------------------------------

* Number of shares have not been adjusted to reflect a two-for-one split of the Issuer's common stock effected on February 11, 2000 by means of a stock dividend to holders of record as of the close of business on January 28, 2000.

Item 1(a).            Name of Issuer

                      PSINet Inc.

Item 1(b).            Address of Issuer's Principal Executive Offices

                      510 Huntmar Park Drive
                      Herndon, VA  20170

Item 2(a).            Name of Person Filing

                      William L. Schrader

Item 2(b).            Address of Principal Business Office

                      510 Huntmar Park Drive
                      Herndon, VA  20170

Item 2(c).            Citizenship

                      United States of America

Item 2(d).            Title of Class of Securities

                      Common Stock, Par Value $0.01 Per Share

Item 2(e).            CUSIP Number

                      74437C101

Item 3.               Not Applicable

Item 4.                        Ownership

  (a)                 Total Amount Beneficially Owned as
                      of December 31, 1999:                           5,667,743*
                                                                      ---------

  (b)                 Percent of Class:                               7.7%
                                                                      ----

  (c)                 Number of shares as to which such person has:

                      (i)    sole power to vote or to
                             direct the vote                          5,516,743
                                                                      ---------

                      (ii)   shared power to vote or to
                             direct the vote                          151,000
                                                                      -------

                      (iii)  sole power to dispose or to
                             direct the disposition of                5,516,743
                                                                      ---------

                      (iv)   shared power to dispose or to
                             direct the disposition of                151,000
                                                                      -------

Item 5.               Ownership of Five Percent or Less of a Class

                      Not Applicable

Item 6.               Ownership of More Than Five Percent on Behalf of Another
                      Person

                      Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

                      Not Applicable

Item 8.               Identification and Classification of Members of the Group

                      Not Applicable

Item 9.               Notice of Dissolution of Group

                      Not Applicable

Item 10.              Certification

                      Not Applicable

----------------------
* Includes 2,083 shares issuable upon the exercise of vested options and 2,083 shares issuable upon the exercise of options which will be vested within 60 days of December 31, 1999. Does not include 45,834 shares issuable upon the exercise of options which are not deemed to be presently exercisable. Does not include 1,062,612 shares beneficially owned by Mr. Schrader's wife, nor 111,882 shares held by two trusts (of which Mr. Schrader's wife is trustee) for the benefit of Mr. Schrader's two minor children, as to which Mr. Schrader disclaims beneficial ownership.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000


                                        /s/William L. Schrader
                                        --------------------------
                                        William L. Schrader